August 9, 2019

Darren R. Jamison
President and Chief Executive Officer
Capstone Turbine Corporation
16640 Stagg Street
Van Nuys, California 91406

       Re: Capstone Turbine Corporation
           Registration Statement on Form S-3
           Filed July 29, 2019
           File No. 333-232867

Dear Mr. Jamison:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3 filed July 29, 2019

Description of Capital Stock, page 8

1. We note that your forum selection provision in your bylaws identifies the Court of
       Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware
       does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please clearly and prominently describe the provision and any risks or other impacts on investors in your prospectus. Include in the prospectus disclosure of whether the provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note
 Darren R. Jamison
Capstone Turbine Corporation
August 9, 2019
Page 2
      that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at (202) 551-3617 with any questions.



                                                             Sincerely,
FirstName LastNameDarren R. Jamison
                                                             Division of
Corporation Finance
Comapany NameCapstone Turbine Corporation
                                                             Office of
Electronics and Machinery
August 9, 2019 Page 2
cc:       Jocelyn M. Arel, Esq.
FirstName LastName